Exhibit (c)(8)
STRICTLY CONFIDENTIAL
July 8, 2007
The Audit Committee and Special Committee of the Board of Directors of
American Property Investors, Inc.
General Partner of American Real Estate Partners, L.P.
445 Hamilton Avenue, Suite 1210
White Plains, NY 10601
Gentlemen:
     We understand that American Real Estate Partners, L.P., including any of its majority-owned subsidiaries (“AREP” or the “Company”), intends to increase to $37.25 per share, its pending acquisition of all of the outstanding common stock, $0.01 par value (“Common Stock”), of Lear Corporation (“Lear”), including shares of Common Stock owned by Carl C. Icahn (“Icahn”) directly or indirectly through entities he controls, which constitute approximately 15.77% of the aggregate outstanding Common Stock according to the Statement of Beneficial Ownership on Schedule 13D filed by Icahn with the Securities and Exchange Commission on October 17, 2006, as amended (the “Amended Transaction”). We further understand that AREP is a Delaware master limited partnership, approximately 90% of the outstanding master limited partnership depositary units of which (“MLP Units”) are owned by Icahn and that, therefore, AREP is deemed to be an affiliate of Icahn. The Amended Transaction is subject, among other things, to the recommendation and approval by the Audit Committee and the Special Committee of the Board of Directors of American Property Investors, Inc. (the “Special Committee”, and together with the Audit Committee, the “Committee”).
     American Property Investors, Inc. (“APII”) is a Delaware corporation and the corporate general partner of AREP, which is a wholly-owned subsidiary of Beckton Corp., which, in turn, is wholly-owned by Icahn.
     The terms and conditions of the Amended Transaction are set forth in the Merger Agreement dated as of February 9, 2007, among AREP Car Holdings Corp., AREP Car Acquisition Corp. and Lear (the “Original Merger Agreement”), as the same is proposed to be amended by Amendment No. 1 thereto (“Amendment No. 1”), a complete and correct draft of which dated July [8], 2007 you have made available to us. The Original Merger Agreement, as amended by Amendment No. 1, is hereinafter referred to as the “Merger Agreement”. All capitalized terms used and not specifically defined herein have the respective meanings assigned to them in the Merger Agreement.

     You have advised us that AREP issued (i) on May 12, 2004, at a discount, $353 million face amount of its 8.125% Senior (unsecured) Notes due 2012; (ii) on February 7, 2005, $480 million face amount of its 7.125% Senior (unsecured) Notes due 2013; and (iii) on January 16, 2007, at a discount, $500 million of its 7.125% Senior (unsecured) Notes due 2013 (collectively, the “Senior Unsecured Notes”).
     You have further advised us that Section 4.11 of the indentures dated May 12, 2004, February 7, 2005 and January 16, 2007, respectively, for the Senior Unsecured Notes (the “Indentures”) require, as a condition to consummation of certain “Affiliate Transactions” (as defined therein), that AREP shall obtain an opinion as to the fairness thereof to AREP, from a financial point of view. You have informed us that the Amended Transaction implicates Section 4.11 of the Indentures, and, therefore, you have requested pursuant to Section 4.11 of the Indentures our opinion as to the fairness to AREP, from a financial point of view, of the consideration to be paid by AREP in the Amended Transaction. In view of Icahn’s direct and indirect ownership of the Common Stock and his participation in the Amended Transaction in his capacity as an owner of Common Stock, the Committee similarly has requested our opinion as to the fairness to AREP, from a financial point of view, of the increased consideration to be paid by AREP in the Amended Transaction.
     In conducting our analyses and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:
i.	the Original Merger Agreement;

ii.	the July 8, 2007 draft of Amendment No. 1 (which we have assumed is, with respect to all material terms and conditions thereof, substantially in the definitive form thereof to be executed and delivered by the parties thereto promptly after the receipt of this opinion letter);

iii.	the Annual Report on Form 10-K filed by Lear with the SEC with respect to its fiscal year ended December 31, 2006, the Quarterly Report on Form 10-Q filed by Lear with the SEC with respect to its fiscal quarter ended March 31, 2007, and certain other Exchange Act filings made by Lear with the SEC;

iv.	the Annual Report on Form 10-K, as amended, filed by AREP with the SEC with respect to its fiscal year ended December 31, 2006, the Quarterly Report on Form 10-Q filed by AREP with the SEC with respect to its fiscal quarter ended March 31, 2007, and certain other Exchange Act filings made by AREP with the SEC;

v.	certain other publicly available business and financial information concerning Lear and AREP, respectively, and the industries in which they operate, which we believe to be relevant;

vi.	certain internal information and other data relating to Lear and AREP, respectively, and their respective businesses and prospects, including budgets, projections and certain presentations prepared by Lear and AREP, respectively, which were provided to us by AREP’s senior management in connection with this opinion letter;

vii.	the reported sales prices and trading activity of Lear’s common stock;

viii.	certain publicly available information concerning certain other companies which we believe to be relevant and the trading markets for certain of such other companies’ securities;

ix.	the financial terms of certain recent unrelated transactions which we believe to be relevant; and

x.	the resolutions of the Board of Directors of APII dated February 2, 2007, establishing and constituting the membership of the Special Committee and prescribing its authority and mandate with respect to the proposed transaction, a complete and correct copy of which were provided to us by AREP’s senior management in connection with our opinion delivered to the Committee on February 9, 2007.
     We also have participated in various conferences with certain officers, directors (including the members of the Committee), employees and outside consultants of AREP and its affiliates concerning the business, operations, assets, financial condition and prospects of AREP and Lear, respectively, and we have undertaken such other studies, analyses and investigations as we deemed relevant to our opinion hereinafter expressed.
     In arriving at our opinion, with your express permission and without any independent verification, we have assumed and relied upon the accuracy and completeness of all financial and other publicly available information and data provided to or otherwise reviewed by or discussed with us, and upon the assurances of senior management of AREP and its affiliates that all information relevant to our opinion has been disclosed and made available to us. We neither have attempted independently to verify any such information or data nor do we assume any responsibility to do so.
     We have assumed with your express permission that Lear’s Long-Term Plan revised in 2007 and its financial performance and guidance subsequent to such revisions provided in Lear’s definitive proxy statement on Schedule 14A dated May 23, 2007 and reviewed by us along with AREP’s senior management in connection with this opinion letter were reasonably prepared and based on the best current estimates, information and judgment of AREP’s and Lear’s senior management, respectively, as to the future financial condition, cash flows and results of operations of Lear and its consolidated subsidiaries. We have excluded substantially all of the results and assets of Lear’s North American interior business segment, which was transferred to IAC North America on March 31, 2007, and have further assumed with your express permission that the

Amended Transaction will be consummated in accordance with the terms and subject to the conditions contained in the Merger Agreement, without any economic or other material amendments thereto or modification thereof, and without any waiver by AREP or Lear of any of the conditions to their respective obligations thereunder.
     We have made no independent investigation of and express no view on any legal, accounting or tax matters affecting Lear, AREP or any of their respective affiliates, or the Amended Transaction, and we have assumed the accuracy and completeness of all legal, accounting and tax advice provided to AREP and the Committee by AREP’s management and the Committee’s independent professional advisors. We have not conducted a physical inspection of any of the properties, assets or facilities of Lear or AREP, nor have we made or obtained any independent valuation or appraisal thereof. Although we have taken into account our assessment of general economic, market and financial conditions and our experience in transactions that, in whole or in part, we deem to be relevant for purposes of our analyses herein, as well as our experience in the valuation of securities in general, our opinion herein necessarily is based upon and limited to economic, financial, market, industry, political, regulatory and other U.S. domestic and international events and conditions as they exist and are susceptible to evaluation on the date hereof and we assume no responsibility to update or revise our opinion based upon any events or circumstances occurring or continuing after the date hereof. You have confirmed to us your understanding that events occurring after the date hereof may affect our opinion and the assumptions used in preparing it, and that we do not assume any obligation to update, revise or reaffirm our opinion unless you expressly request us to do so.
     This letter and the opinion expressed herein have been requested by the Committee, are for its sole use and benefit, and are not intended for and cannot be relied upon by any holders of MLP Units or any other holders of equity interests in or debt obligations of or claims against AREP or any of its affiliates or other constituents.
     We have not been engaged or requested to participate, and have had no involvement, in negotiating or structuring any aspect of the Amended Transaction (or any of the transactions contemplated thereby).
     Our opinion does not address the underlying business decision by AREP, the Committee or any of AREP’s affiliates or constituents to propose, consider, approve, recommend, declare advisable or consummate the Amended Transaction.
     Our opinion does not constitute a recommendation to AREP, the Committee, AREP’s full Board of Directors, the holders of MLP Units, or any other AREP constituent, person or entity as to any specific action that should be taken (or not be taken) in connection with the Amended Transaction or as to any strategic or financial alternatives to the Amended Transaction or as to the timing of any of the foregoing.
     This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent; except that AREP may include the full text of this opinion letter and a fair and accurate summary thereof in any disclosure document that AREP or Lear is required by applicable law to file with the Securities and Exchange Commission, but only to the extent that any such description or reference to Morgan Joseph & Co. Inc. shall have been reviewed by us in advance of any such publication and be in form and substance reasonably acceptable to us. In addition, the Committee or APII may provide a copy of this opinion letter to the trustees under the Indentures for the Senior Unsecured Notes.
     We will receive a customary fee for our services. In addition, AREP has agreed to indemnify us for certain liabilities arising out of our engagement. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services.
     Based upon and subject to the foregoing, it is our opinion that, at the date hereof, the consideration to be paid by AREP in the Amended Transaction is fair to AREP, from a financial point of view.

Very truly yours, MORGAN JOSEPH & CO. INC.